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                                                               Exhibit (a)(2)(B)


Ecometry Corporation


Contact:   Martin K. Weinbaum
           Vice President, Finance & Chief Financial Officer
           Phone:  (561) 265-2700
           Fax:    (561) 454-4801


                ECOMETRY CORPORATION ANNOUNCES MANAGEMENT BUYOUT

DELRAY BEACH, FL.- October 25, 2001--Ecometry Corporation (Nasdaq:ECOM), a leading provider of integrated software solutions for multi-channel commerce, today announced that an Independent Committee of the Board of Directors has accepted an offer, subject to shareholder approval, from SG Merger Corporation to purchase all of the shares of the Company's outstanding common stock for $2.70 per share. SG Merger Corp. is wholly owned by Wilburn W. Smith, the Company's Chairman and Executive Vice President of Sales, and Allan J. Gardner, a director of the Company and its Chief Technology Officer. Smith and Gardner are the co-founders of the Company and currently own approximately 35% of the Company's common stock.

SG Merger and Smith and Gardner signed an agreement and plan of merger with the Company today pursuant to which SG Merger would acquire all of the shares of common stock of the Company (other than shares held by SG Merger and Smith and Gardner) in a cash merger after the Company obtains shareholder approval. The merger is subject to the condition that holders of a majority of the common stock not held by SG Merger Corp. and Smith and Gardner vote in favor of the merger. The merger would result in Smith and Gardner owning all of the outstanding common stock of the Company.

"Although my confidence in the long-term prospects of this Company has never wavered, the past year has presented challenges for our industry as well as for our Company," said Wilburn Smith. "It is clear that the public markets do not view our sector favorably, and given the current economic climate, it is unlikely that this situation will improve in the near term."

Allan Gardner added, "We think that our offer to pay an 80% premium to today's closing price gives the public a fair price for its shares. It will also allow me, Mr. Smith and our management team time to focus our efforts on long-term strategic initiatives rather than the quarter-to-quarter results that Wall Street demands."

Prior to the consummation of this transaction, the Company will file a proxy statement with the United States Securities and Exchange Commission (SEC). Shareholders are urged to read the proxy statement when it becomes available to learn important information about the Company and the proposed transaction. Shareholders will be able


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to obtain copies of these documents when they become available, along with other documents filed with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Shareholders can also obtain, free of charge, copies of the proxy statement when it becomes available, along with any documents the Company has filed with the SEC by contacting the Company at (561) 265-2700. The Company, Wilburn Smith, Allan Gardner and the Company's other directors may be deemed to be participants in the solicitation of the Company's shareholders in favor of the merger. Information concerning the direct or indirect interests, by security holdings or otherwise, of these persons is contained in the Company's proxy statement relating to its 2001 annual meeting of shareholders filed with the SEC on March 22, 2001.

ABOUT ECOMETRY CORPORATION

Ecometry is a leading provider of multi-channel commerce solutions worldwide. The Ecometry family of products ensures customer satisfaction throughout the multi-channel shopping and buying experience. Its flagship product, Ecometry Retail Enterprise (TM), is a customer-centric, high volume suite of business applications designed to completely automate front-end and back-end operations across multiple channels. It enables retailers to acquire, retain and manage customers, suppliers and partners from one centralized database. Headquartered in Delray Beach, Florida, Ecometry's client roster includes industry-leading retailers such as Nordstrom, Time Life, Brookstone, Zales, Hickory Farms, MicroWarehouse, KBKids.com, Nine West, Coldwater Creek, Hallmark, Urban Outfitters and RedEnvelope.com.

SAFE HARBOR

This press release contains forward-looking statements including statements made about the merger and statements made about the prospects of the Company. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those indicated by such forward-looking statements, including the risk that the conditions to the merger, including the requirement to obtain shareholder approval of the merger, will not be satisfied and the merger will not be completed. Other factors associated with our business that may affect our operations are discussed in our Annual Report on Form 10-K, filed on March 16, 2001, and our other filings with the SEC.